UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2021

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel
+972 -77-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

ADJOURNMENT OF ANNUAL GENERAL MEETING

MeaTech 3D Ltd. (the “Company”) hereby announces that its 2021 Annual General Meeting of Shareholders (the “Meeting”) has been adjourned from Monday, September 13, 2021, at 4:00 p.m. Israel time (9:00 a.m. EDT) at the Company’s executive offices at 18 Einstein St., Ness Ziona, Israel, and via webinar, to Tuesday, September 14, 2021 at the same time and place (advance registration is required for the webinar by clicking on the following link: https://us06web.zoom.us/webinar/register/WN_vNnYi6SCQJyriJ8eW785Tg), due to a lack of quorum.

On August 9, 2021, the Company distributed a proxy statement (which includes the full version of the proposed resolutions) to all shareholders of record as of August 6, 2021. See the proxy statement for more information regarding the Meeting and the agenda items.

Verified holders of ordinary shares may vote by signing, dating and returning a proxy card in advance of the Meeting or by voting in person or by webinar at the Meeting. As the deadline established by the Bank of New York Mellon, the depositary of the Company’s American Depositary Shares (ADSs), for receiving voting instructions from holders of ADSs has now passed, it will not be possible for holders of ADSs to vote ordinary shares represented by their ADSs live at the Meeting in person or by webinar.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Sharon Fima
Name: Sharon Fima
Title: Chief Executive Officer, Chief Technology Officer and Director

Date: September 13, 2021